NEWS RELEASE

Crosshair Completes Bootheel 2011 Drilling Program

November 3rd, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce the completion of its 2011 drill program at the Bootheel Uranium Project, located within the Shirley Basin in southern Wyoming. Highlights include:

HOLE ID	From	To	Length	% eU3O8*
	(feet)	(feet)	(feet)
1-BH4003	112.5	115.5	3	0.075
7-BH4006	321	329	8	0.074
7-BH4005	282.5	290.5	8	0.053
1-BH4010	114.5	117	2.5	0.043
and	132	134.5	2.5	0.051
36-BH4020	492	505	13	0.039
and	508.5	520.5	12	0.035

Seventy-six exploration boreholes, comprising 35,760 feet (10,900 metres) were drilled in September and October of 2011. The goals of this program were to upgrade the existing inferred resource to an indicated resource, capture more of the historic resource and explore for new mineralization.  The results will form the basis for an updated NI 43-101 resource estimate and a preliminary economic assessment (PEA).

“We have successfully completed our 2011 drill program and want to thank our exploration team for their dedication in carrying out the program. The 2011 program confirmed the significance of Bootheel mineralization and its potential for expansion,” stated Stewart Wallis, President and CEO of Crosshair. “An updated resource estimate is underway. Hydrological testing of the Sundance Formation, which hosts the known resource, will commence in early November.”

The next step for the project will be publication of an updated National Instrument (NI) 43-101 Mineral Resource estimate by the end of Q4 2011.  A Preliminary Economic Assessment (PEA) is scheduled for completion in early 2012. The Bootheel PEA will assess the size of the project from an economic standpoint and will generate an initial estimate of the capital investment required to bring the project into production.

(*) These grades are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging. The logging was carried out by Century Geophysical Corp. of Tulsa, Okla., an independent contractor.  The logging equipment (S-3000 probe) was calibrated at the U.S. Department of Energy test facility in Casper, Wyo., in September, 2011, immediately prior to drilling and in October after completion of drilling.  Instrumental drift was found to be insignificant. A comparison of the historical chemical assays and gamma logs demonstrated that the historical results are likely to be a reliable guide to the mineralization (technical report Sept. 8, 2009, filed on SEDAR). Based on current knowledge, the mineralized intersections are considered to represent true widths.

The initial independent NI 43-101 Mineral Resource estimate on the Bootheel Property included an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8). The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate. Further details about this resource estimate can be found in the NI 43-101 Technical Report titled “Technical Report on the Bootheel Uranium Property, Shirley Basin Mining District, Albany County, Wyoming, U.S.A.” dated September 8, 2009 and available on SEDAR at www.sedar.com.

The majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR) (please refer to News Release dated February 5, 2009). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming. Information on the benefits of ISR and how it works can be found at:  http://www.crosshairenergy.com/s/InSitu.asp.

The Bootheel and Buck Point Properties cover 8,524 acres of gross mineral lands within the Shirley Basin in southern Wyoming and comprise the Bootheel Project. Crosshair, through a wholly owned subsidiary, and Ur-Energy Inc. (TSX: URE and NYSE Amex: URG), through a wholly owned subsidiary, are the members of The Bootheel Project LLC, which holds title to the Bootheel Property. Crosshair has fully earned a 75% interest in the The Bootheel Project LLC.

Additional information on the Bootheel Project, including complete results and a 2011 drill hole location map, can be found at: http://www.crosshairenergy.com/s/Shirley.asp.

The 2011 Bootheel drilling program was supervised by Dr. Tom Bell CPG, a Qualified Person as defined by NI 43-101. Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel, with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

Vancouver Office	Denver Office
T: 604-681-8030	T: 720-932-8300
F: 604-681-8039	F: 720-932-8100
E: info@cxxcorp.com
www.crosshairenergy.com

For Investor Relations, please Call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the completion and expected timing of an updated resource estimate, completion of a preliminary economic assessment, the details of the drill program, the exploration potential of the Company’s properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.